SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                              (Section 240.13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              SECTION 240.13d-2(a)

                                (Amendment No. 1)

                             Arch Capital Group Ltd.

                                (Name of Issuer)

                    Common Shares, par value $0.01 per share
                         (Title of Class of Securities)

                                    G0450A105
                                 (CUSIP Number)

                                Trident II, L.P.
                             c/o CD Trident II, LLC
                                20 Horseneck Lane
                               Greenwich, CT 06830
                    Attention: David Wermuth, Vice President
                              Phone (203) 862-2924
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D/A



===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Trident II, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 1,181,741 Common Shares, which is 4.3% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

-------------===================================================================
     3       SEC USE ONLY
-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,118,911 [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,118,911 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,118,911 [See Preliminary Note]

-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                           [ X ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================

                                      13D/A




===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Marsh & McLennan Employees' Securities Company, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 1,181,741 Common Shares, which is 4.3% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     31,502  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    31,502  [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             31,502  [See Preliminary Note]

-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                           [ X ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1%  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================

                                      13D/A



===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Marsh & McLennan Capital Professionals Fund, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 1,181,741 Common Shares, which is 4.3% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     31,328  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    31,328  [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             31,328  [See Preliminary Note]

-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                           [ X ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================

                                      13D/A



===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Trident Capital II, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 1,181,741 Common Shares, which is 4.3% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,118,911  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,118,911  [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,118,911  [See Preliminary Note]

-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                           [ X ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.1 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================

                                      13D/A



===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Marsh & McLennan GP I, Inc.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 1,181,741 Common Shares, which is 4.3% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     62,830  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    62,830 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             62,830  [See Preliminary Note]

-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                           [ X ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.2 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             CO
-------------===================================================================

This Schedule 13D/A amends the Schedule 13D filed by the Reporting Persons on September 12, 2002 (the "Schedule 13D")

Preliminary Note: The Reporting Persons are filing this Schedule 13D/A with respect to the Common Shares, par value $0.01 per share (the "Common Shares"), of Arch Capital Group Ltd. (the "Company"). Certain of the Reporting Persons own, in aggregate, (i) 1,126,894 Series A Convertible Preference Shares (the "Preference A Shares") issued by the Company and each Preference Share is convertible into one Common Share and (ii) 54,847 Common Shares issued upon the cashless exercise of Class A Warrants (the "Warrants") issued by the Company to purchase 173,178 Common Shares. If all of such Preference A Shares were converted, the Reporting Persons would own, in aggregate, an additional 1,126,894 Common Shares. The Reporting Persons are filing this Schedule 13D/A to report the number of Common Shares they own directly as well as the number of Common Shares they are deemed to own beneficially through ownership of the Preference A Shares. All numbers and percentages contained in this Schedule 13D/A represent Common Shares and not Preference A Shares or Warrants (unless stated otherwise). For information regarding the Warrants and Preference A Shares, see the Company's Prospectus Supplement dated April 3, 2002. Unless defined herein, defined terms shall have the meaning ascribed to them in the
Schedule 13D. Except as amended by this Schedule 13D/A, the information set forth in the Schedule 13D remains unchanged.


Item 5. Interest In Securities Of The Issuer.

(1)      The Partnerships

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of the Partnerships is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 27,586,184 Common Shares outstanding as reported by the Company in the Form 10-Q for the period ending September 30, 2002, filed by the Company on November 14, 2002.

(c) On December 9, 2002, through a block-trade executed by Merrill Lynch, Pierce, Fenner & Smith, Inc., the Reporting Persons sold, in the aggregate, 550,000 Common Shares at a price per share equal to $31.45Of the 550,000 Common Shares sold, 520,759 were sold by Trident II, L.P., 14,661 were sold by Marsh & McLennan Employees' Securities Company, L.P. and 14,580 were sold by Marsh & McLennan Capital Professionals Fund, L.P. The settlement of the sale took place on December 12, 2002.

(e) As of December 12, 2002, the Reporting Persons ceased to beneficially own more than 5% of the Common Shares.

(2)      The General Partners

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partners is incorporated herein by reference.

(c) See response to Item 5(1)(c) above, which is incorporated herein by reference.

(e) See response to Item 5(1)(e) above, which is incorporated herein by reference.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2002



        TRIDENT II, L.P.
        By:  Trident Capital II, L.P., its sole general partner
        By:  CD Trident II, LLC, a general partner

        By:  /s/  Richard A. Goldman
             _____________________________________
        Name:   Richard A. Goldman
        Title:  Vice President


        MARSH & McLENNAN EMPLOYEES' SECURITIES COMPANY, L.P.
        By:  Marsh & McLennan GP I, Inc., its sole general partner

        By:  /s/  Richard A. Goldman
             _____________________________________
        Name:   Richard A. Goldman
        Title:  Vice President


        MARSH & McLENNAN CAPITAL PROFESSIONALS FUND, L.P.
        By:  Marsh & McLennan GP I, Inc., its sole general partner

        By:  /s/  Richard A. Goldman
             _____________________________________
        Name:   Richard A. Goldman
        Title:  Vice President


        TRIDENT CAPITAL II, L.P.
        By:  CD Trident II, LLC, a general partner

        By:  /s/  Richard A. Goldman
             _____________________________________
        Name:   Richard A. Goldman
        Title:  Vice President


        MARSH & McLENNAN GP I, INC.

        By:  /s/  Richard A. Goldman
             _____________________________________
        Name:   Richard A. Goldman
        Title:  Vice President